          SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934


            Laurentian Capital Corporation
                   (Name of Issuer)


        Common Stock, par value $.05 per share
            (Title of Class of Securities)


                       519256101
                    (CUSIP Number)


                   Mte. Lise Bernier
      Department of Legal and Corporate Affairs
      La Confederation des caisses populaires et
            d'economie Desjardins du Quebec
              100, avenue des Commandeurs
                Levis (Quebec)  G6V 7N5
                        Canada
                  Tel. (418) 835-4595

     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                      Copies to:

                 John A. Willett, Esq.
                    Arnold & Porter
                    399 Park Avenue
            New York, New York  10022-4690
                  Tel. (212) 715-1000


                    January 1, 1994
(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

       Check the following box if a fee is being paid with this statement: [X]

                 Exhibit Index page

                    Page 1 of

                     SCHEDULE 13D

CUSIP No. 519256101
(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

La Confederation des caisses populaires et d'economie
Desjardins du Quebec

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     AF

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC











                    Page 2 of

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                     SCHEDULE 13D

CUSIP No. 519256101
(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

La societe financiere des caisses Desjardins inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     AF

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC











                    Page 3 of

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                     SCHEDULE 13D

CUSIP No. 519256101
(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

La societe financiere Desjardins Laurentienne inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     AF

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC












                    Page 4 of

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                     SCHEDULE 13D

CUSIP No. 519256101
(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

The Laurentian Group Corporation

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC












                    Page 5 of

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                     SCHEDULE 13D

CUSIP No. 519256101
(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

Laurentian Financial, Inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC












                    Page 6 of

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                     SCHEDULE 13D

CUSIP No. 519256101
(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

The Imperial Life Assurance Company of Canada
I.R.S. Identification No. 98-000675

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Canada

Number of        (7)  Sole Voting Power
Shares Bene-               5,432,109
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               5,432,109
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      5,432,109

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      72.0%

(14)  Type of Reporting Person (See Instructions)    IC











                    Page 7 of

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       Item 1.  Security and Issuer

       This statement relates to shares of Common Stock, par value $.05 per share (the "Shares"), of Laurentian
Capital Corporation (the "Company").  The address of the
Company's principal executive offices is 640 Lee Road, Wayne, Pennsylvania 19087.

       Item 2.  Identity and Background

       This statement is filed on behalf of La
Confederation des caisses populaires et d'economie
Desjardins du Quebec, a cooperative association constituted under the laws of the Province of Quebec, Canada (the "Confederation"), La societe financiere des caisses Desjardins inc. ("SFCD"), La societe financiere
Desjardins Laurentienne inc. ("SFDL"), The Laurentian
Group Corporation ("Laurentian Group"), and Laurentian
Financial, Inc. ("Laurentian Financial"), each corporation incorporated under the laws of the Province of Quebec, Canada, and The Imperial Life Assurance
Company of Canada, an insurance corporation organized under the laws of Canada ("Imperial") (collectively, the foregoing are referred to herein as the "Reporting
Persons").

       The Confederation is the parent body of various insurance and trust companies, brokerage firms and other financial services-related organizations doing business primarily in Quebec, but also elsewhere. SFCD, a subsidiary of the Confederation, is its main subsidiary, and through SFCD's subsidiaries, is engaged in the businesses of providing insurance, securities, trust and banking services.

       SFDL is a recently organized holding company formed in connection with the transaction described in
Item 3 below. SFCD owns (directly and indirectly) approximately 80.8% of the voting securities of SFDL.
In addition to Laurentian Group, described in this Item
2 below, SFDL holds all of the outstanding shares of the former direct subsidiaries of SFCD which were contributed to SFDL in exchange for shares of SFDL.
These subsidiaries are engaged in the businesses of life and property insurance, financial and trust services and securities brokerage.

       Each of the Confederation and SFCD maintains its principal offices at 100, avenue des Commandeurs, Levis
(Quebec) G6V 7N5, Canada.  SFDL maintains its principal






                    Page 8 of
offices at 1 Complexe Desjardins, South Tower 28th
Floor, Montreal, Quebec H5B 1B3, Canada.

       Laurentian Group is a holding corporation 98.7% of the outstanding voting stock of which was acquired by SFDL in the transaction described in Item 3 below.
Laurentian Group, through its subsidiaries, is active in life and casualty insurance, banking and funds management primarily in Canada, the United Kingdom and the United States. Laurentian Financial is a holding company and a wholly-owned subsidiary of Laurentian
Group. Certain life and casualty insurance and funds management activities carried out by the subsidiaries of Laurentian Group are conducted through Laurentian
Financial. The principal executive offices of Laurentian Group and Laurentian Financial are located at 500 Grande-Allee East, Quebec City, Quebec G1R 2J7,
Canada and their principal offices are located in the Laurentian Building, 1100 Rene-Levesque Blvd. West,
Montreal, Quebec H3B 4N4, Canada.

       Imperial is a subsidiary of Laurentian Financial engaged principally in the business of providing a full range of individual and group life, accident, health and disability insurance, as well as annuities, certain and lifetime annuities and a variety of savings plans.
Through its subsidiaries, Imperial is also engaged in the businesses of medical examination services, investment counseling and portfolio management, and real estate investments. Imperial's principal executive office is located at 95 St. Clair Avenue West, Toronto,
Ontario M4V 1N7, Canada.

       The name, residence or business address, citizenship and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Persons and the name, principal business and address of the organization in which such occupation or employment is conducted are set forth in Exhibit A attached hereto.

       During the five years immediately prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any of the persons whose names are set forth in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or






                    Page 9 of
final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Item 3. Source and Amount of Funds or Other
               Consideration

       On November 5, 1993 the Confederation, through its subsidiary SFDL, submitted to the shareholders of Laurentian Group a share exchange tender offer for all the issued and outstanding Class A and Class B
Subordinate Voting Shares of Laurentian Group, which, through its subsidiaries Laurentian Financial and Imperial, then held and continues to hold 81.8% of the outstanding Common Stock of the Company. As of October
28, 1993, 20,750,435 Class A Shares, 33,337,123 Class B
Subordinate Voting Shares and 145,510 Series 1
Non-Voting Preferred Shares of Laurentian Group were issued and outstanding.

       In exchange for shares held, the holders of voting shares of Laurentian Group were offered their choice of:

         $CDN 6.22 in cash for each 50% portion of each share deposited and a combination of
         0.0996 Class A Preferred Share of SFDL having a par value of $CDN 25.00 and 0.1794 Class A
         Subordinate Voting Share of SFDL for the other 50% portion of each share deposited; or

         An unsecured promissory note having a par value of $CDN 6.22 issued by SFDL for each 50% portion of each share deposited and a combination of 0.0996 Class A Preferred Share of SFDL having a par value of $CDN 25.00 and
         0.1794 Class B Share (multiple voting rights) of SFDL for the other 50% portion of each share deposited; or

         $CDN 0.68 in cash, 0.234 Class A Preferred
         Share of SFDL having a par value of $CDN
         25.00 and 0.28406 Class B Share (multiple voting rights) of SFDL for each share deposited; or

         $CDN 0.56 in cash, 0.0972 Class A Preferred
         Share of SFDL having a par value of $CDN
         25.00 and 0.045449 Class B Share (multiple voting rights) of SFDL for each share deposited.




                   Page 10 of

       The offer expired on December 22, 1993 at which time 20,750,435 or 100% of the Class A Shares and approximately 33,627,471 or 98.7% of the Class B
Subordinate Voting Shares had been deposited. SFDL took delivery of all the shares deposited and delivered the purchase price for them on January 1, 1994. In addition, SFDL will exercise its right under the terms of Article 51 of the Quebec Companies Act to purchase the Class B Subordinate Voting Shares not tendered.

       The aggregate cash consideration paid for the shares of Laurentian Group was borrowed by SFCD from La
Caisse centrale Desjardins du Quebec, a related entity of the Confederation, and contributed to SFDL in exchange for shares of SFDL. In addition to an aggregate cash payment of $CDN 66,959,740.93, unsecured promissory notes in an aggregate principal amount of $CDN 160,094,863.28, 6,838,034 Class A Preferred Shares,
1,614,456 Class A Subordinate Voting Shares and
11,711,874 Class B Shares were issued by SFDL in exchange for the shares of Laurentian Group tendered at December 22, 1993. The total aggregate consideration to be paid for the shares of the Laurentian Group as a result of the shares tendered at December 22, 1993 and assuming that SFDL exercises its right under the terms of Article 51 of the Quebec Companies Act to purchase the Class B Subordinate Voting Shares not tendered would be an aggregate cash payment of $CDN 68,294,117.53 and issuance of unsecured promissory notes in an aggregate principal amount of $CDN 160,094,863.28, 6,881,942 Class
A Preferred Shares, 1,693,545 Class A Subordinate Voting
Shares and 11,711,874 Class B Shares.

       As a result of the foregoing transaction and assuming that SFDL exercises its right to purchase the shares of Laurentian Group not tendered, approximately
19.2% of the voting securities of SFDL will be held by the former shareholders of Laurentian Group.

       Item 4.  Purpose of Transaction

       The purpose of the acquisition by SFDL of the shares of Laurentian Group was to create a financial institution having a competitive critical mass as a result of economies of scale and synergy. While the Reporting Persons reserve the right to take or recommend such actions as they may consider desirable in light of their ongoing review of the businesses and operations of their subsidiaries and future developments, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following:





                   Page 11 of

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         The acquisition of additional securities or
the disposition of securities of the Company;

         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         Any material change in the present
capitalization or dividend policy of the Company;

         Any other material change in the Company's business or corporate structure;

         Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         Causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         Any action similar to any of those
enumerated above.

       Item 5.  Interest in Securities of the Issuer

       (a) and (b) Imperial has sole voting and dispositive power over 5,432,109 Shares, which represents approximately 72% of the outstanding Shares.
Laurentian Financial has sole voting and dispositive power over an additional 744,984 Shares which represent approximately 9.8% of the outstanding Shares and by virtue of its ownership of 99.8% of the Common Stock of Imperial may also be deemed the beneficial owner of the





                   Page 12 of

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Shares held by Imperial for an aggregate beneficial
ownership of 6,177,093 Shares representing approximately
81.8% of the outstanding Shares.  The Confederation,
SFCD, SFDL and Laurentian Group by virtue of their controlling equity interests in Laurentian Financial and Imperial may also be deemed beneficial owners of the Shares owned by Laurentian Financial and Imperial.

       (c) Except as disclosed in this Schedule 13D, no Reporting Person has effected any transactions in Shares in the 60 day period ended as of the date hereof.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares reported in this Item 5.

       (e)  Inapplicable.

       Item 6. Contracts, Arrangements,
               Understandings or Relationships with
               Respect to Securities of the Issuer

       None of the Reporting Persons has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

       Item 7.  Material to Be Filed As Exhibits

       Exhibit A   Officers and Directors of
                   Reporting Parties

       Exhibit B   Power of Attorney (Agreement to make
                   joint filing)

       Exhibit C   Letter agreement between La societe
                   financiere des caisses Desjardins
                   inc. and La Caisse centrale
                   Desjardins du Quebec with respect to
                   financing









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                      Signatures

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 1994

                          LA CONFEDERATION DES CAISSES
                          POPULAIRES ET D'ECONOMIE
                          DESJARDINS DU QUEBEC


                          By  /s/ Claude Beland
                            Claude Beland
                            President and Chairman
                            of the Board

                          LA SOCIETE FINANCIERE DES
                          CAISSES DESJARDINS INC.


                          By /s/ Claude Beland
                            Claude Beland
                            Chairman of the Board and
                            Chief Executive Officer

                          LA SOCIETE FINANCIERE
                          DESJARDINS LARENTIENNE INC.



                          By /s/ Claude Beland
                            Claude Beland
                            Chairman of the Board




















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Dated:  January 10, 1994

                          THE LAURENTIAN GROUP CORPORATION
                          [By LAURENTIAN CAPITAL CORPORATION,
                          as Attorney-in-Fact]



                          By  /s/ Bernard M. Koch
                            Bernard M. Koch
                            Vice President and Secretary

                          LAURENTIAN FINANCIAL, INC.
                          [By LAURENTIAN CAPITAL CORPORATION,
                          as Attorney-in-Fact]



                          By  /s/ Bernard M. Koch
                            Bernard M. Koch
                            Vice President and Secretary


                          THE IMPERIAL LIFE ASSURANCE
                          COMPANY OF CANADA
                          [By LAURENTIAN CAPITAL CORPORATION,
                          as Attorney-in-Fact]


                          By  /s/ Bernard M. Koch
                            Bernard M. Koch
                            Vice President and Secretary
























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
                       Exhibit Index


                   Exhibit            Sequential Page Number
Exhibit A     Officers and Directors
              of Reporting Parties

Exhibit B     Power of Attorney
              (Agreement to make
              joint filing)

Exhibit C     Letter Agreement between
              La societe financiere des
              caisses Desjardins inc. and
              La Caisse centrale Desjardins
              du Quebec with respect to
              financing



































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